Exhibit 99.3

Fiscal 2015

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of September 28, 2015, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) audited consolidated financial statements and accompanying notes for the years ended June 30, 2015 and 2014 (as found on www.sedar.com or on DHX's website at www.dhxmedia.com). The audited consolidated financial statements and accompanying notes for the years ended June 30, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

DHX is a public company incorporated under the Canadian Business Corporations Act whose Variable Voting Shares and Common Voting Shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006 under the symbols DHX.A and DHX .B, respectively. On June 23, 2015, the Company's Variable Voting Shares commenced trading on the NASDAQ Global Trading Market (the "NASDAQ") under the symbol DHXM. Additional information relating to the Company can be found on its website at www.dhxmedia.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the CICA Handbook. In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its unaudited interim condensed consolidated financial statements for the first quarter of 2012 (three months ended September 30, 2011).

Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand. Due to this rounding, some individual items, once totaled, may be slightly different than the corresponding total.

This MD&A contains certain forward-looking statements, which reflect DHX management’s (“Management”) expectations regarding the Company’s growth, results of operations, performance, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements, or other future events constitute forward-looking statements. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “pursue”, “continue”, “seek”, or “potential” or the negative or other variations of these words, or other similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management’s current beliefs and are based on information currently available to Management.

Specific forward-looking statements in this document include, but are not limited to:

•	the business strategies of DHX;
•	the future financial and operating performance of DHX and its subsidiaries;
•	the timing for implementation of certain business strategies and other operational activities of DHX; and
•	the markets and industries, including competitive conditions, in which DHX operates.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based on what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates, and technology changes. An assessment of the risks that could cause actual results to materially differ from current expectations is contained in the “Risk Assessment” section of this MD&A, as well as noted in the “Risk Factors” section of the Company’s most recent “Annual Information Form”.

The foregoing is not an exhaustive list and other risks are detailed from time to time in other continuous disclosure filings of the Company, including, among other filings, the Company’s recent “Management Information Circular”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected.

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Business of the Company

DHX is a leading independent creator, producer, distributor, licensor, and broadcaster of television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has grown organically and through the following significant acquisitions:

•	Studio B Productions (“Studio B”) on December 4, 2007;
•	imX Communications Inc. (“imX”) on July 20, 2008;
•	W!ldbrain Entertainment Inc. (“DHX Wildbrain”) on September 14, 2010;
•	Cookie Jar Entertainment (“DHX Cookie Jar”) on October 22, 2012;
•	Ragdoll Worldwide Ltd. (“Ragdoll”) on September 13, 2013;
•	Epitome Pictures and related companies (“Epitome”) on April 3, 2014;
•	Family Channel (“DHX Television”) on July 31, 2014 (see DHX Television Acquisition section of this MD&A for further details);
•	Certain assets of Echo Bridge Entertainment, LLC and affiliated companies ("Echo Bridge") on November 13, 2014 (see Echo Bridge Library Acquisition section of this MD&A for further details); and
•	Nerd Corps Entertainment Inc. ("Nerd Corps") on December 23, 2014 (see Nerd Corps Acquisition section of this MD&A for further details).

The Company produces, distributes, broadcasts, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and merchandising and licensing revenues.

DHX’s content library includes more than 11,000 half hours of award winning programming. DHX is recognized for  brands such as Caillou, Yo Gabba Gabba!, Inspector Gadget, Teletubbies, In the Night Garden, Johnny Test, Animal Mechanicals, Super WHY!, Degrassi, our new series' Make It Pop, and the recently acquired Slugterra. With the acquisition of DHX Television on July 31, 2014, the Company became a broadcaster by acquiring the Family Channel (the"Family Channel"), including its multiplex feed now known as Family Jr (formerly Disney Junior (English)) ("Family Jr"), the French-language Category B specialty television channel now known as Télémagino (formerly Disney Junior (French)) ("Télémagino"), and the English-language Category B specialty television channel now known as Family CHRGD (formerly Disney XD) ("Family CHRGD") (together, the "Family Channel Business"). DHX’s wholly owned European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport, and design brands. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and is in its 22nd season. DHX has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and Amsterdam.

Revenue Model

The Company earns revenues primarily from seven categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution) of its proprietary and third party acquired titles, 3) television (subscriber, advertising, and digital revenue) through DHX Television's ownership of the Family Channel Business, 4) merchandising and licensing (“M&L”) for owned brands and music and royalties (including, among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos), 5) M&L represented through CPLG, 6) producer and service fees, which includes production services for third parties, and 7) other revenues which also includes new media.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licenses and in M&L if it relates to royalties or revenues generated from non-television licenses. The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (see note 3 of the audited consolidated financial statements for the years ended June 30, 2015 and 2014 for details on revenue recognition).

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Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary, other proprietary titles, and third party acquired titles, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as digital platforms, including, amongst others, YouTube, Amazon, and home entertainment) for specified periods of time. Distribution revenue also includes theatrical and other revenues generated on its feature films and movies of the week (“MOW’s”).

Television Revenue

The Company generates television revenues through DHX Television's ownership of Family Channel, Family Jr (formerly Disney Junior (English)), Télémagino (formerly Disney Junior (French)), and Family CHRGD (formerly Disney XD). Family Channel and Family Junior are licensed as a pay television service and therefore derive revenues primarily through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors. Family CHRGD and Télémagino have specialty television licenses, which permit them to generate advertising revenues, but the majority of the revenues are subscriber fees. In addition to linear television, all four channels have multiplatform applications which allow for their content to be distributed both on-demand and streamed and are supported by popular and robust websites designed to engage viewers and support their loyalty to the brands. Traffic to the sites is monetized through advertising and sales sponsorships. Subscriber revenues account for 80-90% of the revenues for DHX Television.

Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for production service and corporate overhead fees earned for producing television shows and MOW’s for third parties.

M&L-Owned (Including Music and Other Royalties)

M&L for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos) and revenues earned on music publishing rights, music retransmission rights, and other royalties. As of Q3 2015, these include non-refundable minimum guarantees associated with M&L deals, which the Company recognizes on a straight-line basis over the term of the deal, unless the underlying royalties exceed the minimum guarantee.

M&L-Represented

M&L-represented includes revenues earned from CPLG. CPLG is an agency business based in Europe that earns commissions on M&L from representing independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes new media revenues earned on new media and interactive games and apps, and other revenue.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the years ended June 30, 2015, 2014, and 2013 has been derived from the Company’s audited consolidated financial statements and accompanying notes for the years ended June 30, 2015 and 2014, and can be found at www.sedar.com, DHX’s website at www.dhxmedia.com or on EDGAR at www.sec.gov/edgar.shtml.

Each reader should read the following information in conjunction with those statements and the related notes.

	Fiscal	Fiscal	Fiscal
	2015	2014	2013
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:[1]
Revenues	264,039	116,131	97,263
Direct production costs and expense of film and television produced[2]	(116,129)	(44,380)	(45,117)
Expense of book value of acquired libraries[2]	(2,870)	(2,317)	(3,415)
Gross margin[3]	145,040	69,434	48,731
Selling, general, and administrative	(59,085)	(34,283)	(31,886)
Write-down of certain investment in film and television programs	(1,814)	(984)	(608)
Amortization, finance and other expenses, net[2,4]	(58,871)	(22,231)	(12,761)
Provision for income taxes	(5,737)	(4,125)	(1,444)
Net income	19,533	7,811	1,860

Cumulative translation adjustment	(7,152)	1,597	(2,926)
Comprehensive income (loss)	12,381	9,408	(1,172)
Basic earnings per common share	0.16	0.07	0.02
Diluted earnings per common share	0.16	0.07	0.02
Weighted average common shares outstanding (expressed in thousands)
Basic	121,732	111,638	86,874
Diluted	124,737	115,074	89,717

Adjusted net income[3,5]	38,404	11,318	8,650
Basic adjusted earnings per common share[3,5]	0.32	0.10	0.10
Diluted adjusted earnings per common share[3,5]	0.31	0.10	0.10

Consolidated Balance Sheet Data:
Cash and restricted cash	42,907	26,711	13,918
Investment in film and television programs	194,226	146,631	116,994
Total assets	808,238	424,230	325,435
Total liabilities	546,284	200,881	162,560
Shareholders' equity	261,954	223,349	162,875

1The financial information for the year ended June 30, 2015 includes the full results for all of the Company's operations except: i) DHX Television, which had only 334 days of activity, ii) the Echo Bridge assets, which were owned for 230 days; and iii) Nerd Corps, which had only 190 days of activity. The financial information for the year ended June 30, 2014 includes the full results of all of the Company's operations except Ragdoll, which had 291 days of activity, and Epitome, which had 89 days of activity, and excludes DHX Television, the Echo Bridge assets, and Nerd Corps, which were acquired subsequent to June 30, 2014. The financial information for the year ended June 30, 2013 includes the full results for all the Company's operations except DHX Cookie Jar, which had 251 days of activity, and Ragdoll, DHX Television, the Echo Bridge assets, and Nerd Corps, which were acquired subsequent to June 30, 2013.

2Direct production costs and expense of film and television produced for Fiscal 2015 excludes the expense of acquired libraries $11,129 (Fiscal 2014-$8,834 and Fiscal 2013-$2,898) for the amortization recorded on the purchase price allocation bump to investment in film, which is included in Amortization, finance and other expenses, net.

3Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

4Other costs for the Fiscal 2015 include Epitome, DHX Television, Echo Bridge, and Nerd Corps acquisition costs of $5,145 (June 30, 2014-$3,258 for Ragdoll, Epitome, and DHX Television acquisition costs, and June 30, 2013-$1,696 for Cookie Jar acquisition costs).

5See "Reconciliation of Historical Results to Adjusted Net Income" section of this MD&A for the details of Adjusted Net Income. Basic adjusted earnings per common share is computed by dividing adjusted net income for Fiscal 2015 of $38,404 (June 30, 2014-$11,318, June 30, 2013-$8,650) by basic weighted average common shares outstanding of 121,732 (June 30, 2014-111,638, June 30, 2013-86,874). Diluted adjusted earnings per common share is computed by dividing adjusted net income for Fiscal 2015 of $38,404 (June 30, 2014-$11,318, June 30, 2013-$8,650) by diluted weighted average common shares outstanding of 124,737 (June 30, 2014-115,074, June 30, 2013-89,717).

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Results for the Fiscal 2015 (“Fiscal 2015”) compared to the Fiscal 2014 (“Fiscal 2014”)

Revenues

Revenues for Fiscal 2015 were $264.03 million, up 127% from $116.13 million for Fiscal 2014. The increase for Fiscal 2015 was partially due to the acquisition of DHX Television on July 31, 2014, which accounted for $76.18 million, or 52%, of the increase, as well as significantly higher distribution revenues, accounting for 25% of the increase, up to $77.67 million, strong growth in proprietary production revenues, accounting for 10% of the increase, and a significant increase in producer and service fee revenue, accounting for 10% of the increase.

Proprietary production revenues: Proprietary production revenues for Fiscal 2015 were $38.08 million, an increase of 62% (29% acquisitive and 33% organic) compared to $23.47 million for Fiscal 2014. For Fiscal 2015, the Company added 224.0 half-hours to the library, up 31% from 171.0 half-hours for Fiscal 2014. The increase in both the number of half-hours delivered and the proprietary production revenue was expected and in line with scheduled deliveries and Management's expectations. See delivery chart below for further details.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on distribution rights for third party produced titles) and dollar value subtotals per category for Fiscal 2015 and Fiscal 2014 was as follows:

		Fiscal 2015		Fiscal 2014
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours
Children's and Family:

Proprietary
The Deep	I		6		—
Degrassi	XIV		28		—
Dr. Dimensionpants	I		6		20
Ella the Elephant	I		—		17
Endangered Species	II		6
Hank Zipzer	I		—		13
Hank Zipzer	II		13		—
Inspector Gadget	I		26		—
Johnny Test	VI		—		5
Looped	I		26		—
Make It Pop	I		20		—
Open Heart	I		12		—
Packages from Planet X	I		—		16
Slugterra	III		2		—
You & Me - Hooray for Play	Pilot		—		1
You & Me	I		13		4
Subtotals		$33.75	158	$16.39	76

Other Proprietary Titles with Canadian and Other Rights
Doozers	I		—		26
Subtotals		$—	—	$0.41	26

Third Party Produced Titles with Distribution Rights
Gaming Show			4		—
Grandpa in my Pocket			—		26
Messy Goes to Okido			4		—
Rastamouse			13		—
SheZow			—		12
Super Why!			9		—
Twirlywoos			15		—
Subtotals			45		38

Total Children's and Family		$33.75	203	$16.80	140

Comedy:

Proprietary
Satisfaction	I		—		10
This Hour Has 22 Minutes	XXI		—		21
This Hour Has 22 Minutes	XXII		21		—
Total Comedy		$4.33	21	$6.67	31

Total Proprietary		$38.08	179	$23.06	107
Total Other Proprietary Titles with Canadian and Other Rights		—	—	$0.41	26
Total Third Party Produced Titles with Distribution Rights		—	45	—	38
		$38.08	224	$23.47	171

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Distribution revenues: For Fiscal 2015, Management is extremely pleased to report distribution revenues were up 90% to $77.67 million (22% acquisitive and 68% organic), from $40.89 million for Fiscal 2014, primarily due to the continuing growth of new digital customers, platforms, and territories, far exceeding Management's expectations. For Fiscal 2015, the Company closed significant deals, among others previously announced, as follows: The Walt Disney Corporation, Netflix, Inc., Jeunesse TV, Société-Radio Canada, Turner Broadcasting Corporation, Buena Vista International, The Orchard Enterprises, Inc., and QKids LLC. Also included in these figures are advertising and subscription video on demand (“VOD”) revenues, from multiple platforms, including Amazon and YouTube. The net cash contribution from the Google (YouTube.com) relationship for Fiscal 2015 was $6.48 million (gross revenue-$12.05 million), up 77% over Fiscal 2014 (Fiscal 2014-net cash contribution $3.66 million (gross revenue-$6.65 million)).

Television revenues: For Fiscal 2015, television revenues were $76.18 million (Fiscal 2014-$nil) which included the eleven month period from July 31, 2014 through June 30, 2015, within Management's expectations for DHX Television. Approximately 87% or $66.57 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 13% or $9.61 million of the total television revenues.

M&L-owned (including music and royalties): For Fiscal 2015, M&L-owned increased 16% (4% acquisitive and 12% organic) to $20.03 million (Fiscal 2014-$17.30 million). For Fiscal 2015, Yo Gabba Gabba! Live! revenues were down 17% to $3.40 million (Fiscal 2014-$4.12 million) following the completion of the 30 city, 58 show fall tour. For Fiscal 2015, The Next Step Live on Stage tour revenues were $2.02 million (Fiscal 2014-$nil). For Fiscal 2015, other M&L-owned increased to $14.61 million, up 11% from $13.18 million for Fiscal 2014, as the Company began to recognize revenues of $1.75 million related to non-refundable minimum guarantees associated with Teletubbies and Twirlywoos M&L deals.

M&L-represented revenues: For Fiscal 2015, M&L-represented revenue was $14.35 million up 18% overall (Fiscal 2014-$12.17 million). These results were above the high end of Management's expectations, having benefited somewhat from tail winds created by the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Fiscal 2015, the Company earned $32.61 million for producer and service fee revenues, an increase of 78% (10% acquisitive and 68% organic) versus the $18.37 million for Fiscal 2014, and above Management's expectations. This increase was a result of a combination of the acquisition of Nerd Corps, increased global demand for children's content, and the quality work being delivered by all of the Company's studios.

New media and rental revenues: For Fiscal 2015, new media revenues increased 30% (5% acquisitive and 25% organic) to $5.11 million (Fiscal 2014-$3.93 million) based primarily on timing of deliverables for the UMIGO project, which is expected to conclude in late calendar 2015, and other interactive apps and games.

Gross Margin

Gross margin for Fiscal 2015 was $145.04 million, an increase in absolute dollars of $75.61 million or 109% compared to $69.43 million for Fiscal 2014. DHX is pleased to report the overall gross margin for Fiscal 2015 at 55% of revenue, near the mid-point of Management's expectations, driven by continued strong margins on new digital distribution deals, and proprietary production, and the impact of DHX Television. Gross margin for Fiscal 2015 was calculated as revenues of $264.04 million, less direct production costs and expense of investment in film of $116.13 million and $2.87 million expense of book value of acquired libraries, (Fiscal 2014-$116.13 million less $44.38 million and less $2.32 million, respectively).

For Fiscal 2015, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $15.48 million or 41%, net producer and service fee revenue margin of $13.71 million or 42%, distribution revenue margin of $51.94 million or 67% ($40.81 million or 53% when the remaining $11.13 million for the expense of acquired libraries below the line is considered), M&L-owned margin was $9.56 million or 48%, M&L-represented revenue margin was $14.35 million or 100%, and new media margin of $1.29 million or 25%. Gross margins for DHX Television were $38.72 million or 51%, calculated as revenue of $76.18 million less programming costs, third party content fees, and other direct creative costs of $37.46 million.

Production margin at 41%, varies on product delivery mix and was well within Management’s expectations. Producer and service fee margins can vary greatly and at 42% (as compared to 44% for Fiscal 2014) were at the high end of Management’s expectations and were positively impacted by the weakening Canadian dollar. Distribution margin can fluctuate greatly from title-to-title and at 67% was within Management’s expectations. M&L-owned margins were below Management's expectations as the result of the positive, but lower, margin impact of The Next Step Live on Stage tour.

Operating Expenses (Income)

SG&A

SG&A costs for Fiscal 2015 were up 72% at $59.09 million compared to $34.28 million for Fiscal 2014. The increase in SG&A in Fiscal 2015 is mainly due to the full inclusion of $12.28 million for Fiscal 2015 (Fiscal 2014- $nil) for DHX Television, as well as the inclusion of Ragdoll, Epitome, and 190 days of Nerd Corps activities totaling $7.13 million in Fiscal 2015 (Fiscal 2014-$nil). SG&A also reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has decided to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms. Also included in SG&A are the costs associated with the Company's listing on NASDAQ during Q4 2015. SG&A also includes $4.25 million in non-cash share-based compensation (Fiscal 2014-$1.59 million). When adjusted, cash SG&A at $54.84 million was slightly above the top end of Management’s Fiscal 2015 SG&A expectations.

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Amortization and Expense of Acquired Libraries

For Fiscal 2015, amortization and expense of acquired libraries was up 46% to $21.54 million (Fiscal 2014-$14.73 million). For Fiscal 2015, the expense of acquired libraries was up to $11.13 million due to higher revenues and the Ragdoll, Epitome, and Nerd Corps acquisitions (Fiscal 2014-$8.83 million). This expense is shown below the line as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $2.87 million (Fiscal 2014-$2.32 million) is shown as a reduction of gross margin noted above]. For Fiscal 2015, amortization of P&E was $3.70 million primarily due to the Epitome, DHX Television, and Nerd Corps acquisitions (Fiscal 2014-$2.09 million). For Fiscal 2015, amortization of intangible assets was up 76% to $6.71 million primarily due to the Epitome, DHX Television, and Nerd Corps acquisitions (Fiscal 2014-$3.82 million).

Tangible Benefit Obligation

As previously disclosed, as part of the Canadian Radio-Television and Telecommunications commission ("CRTC") decision approving the Company's acquisition of DHX Television, the Company is required to contribute $17.31 million to provide tangible benefits to the Canadian broadcasting system over the next seven years. The tangible benefit obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time, and for revisions to the timing of the cash flows. Changes in the obligation are recorded as accretion of long-term liabilities in the income statement. The tangible benefit obligation has been recorded in the statement of income at fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount has been recorded as a liability as of the date of acquisition of DHX Television resulting in a non-recurring charge of $14.22 million during Fiscal 2015. Subsequent to the recognition of the liability, non-cash accretion expense is recorded on the tangible benefit obligation in finance expense, resulting in the recognition of $0.80 million in non-cash accretion expense during Fiscal 2015.

Development Expenses and Other Charges

During Fiscal 2015, there was $4.63 million for development expenses and other charges (Fiscal 2014-$1.98 million), which was made up of lease termination costs of $1.05 million associated with the Company's Toronto office relocation, $1.99 million in severance and other integration costs, $1.09 million in development costs and other write downs, and $0.50 million related to a proposed equity offering that the Company withdrew on July 9, 2015 (see section entitled "Listing on NASDAQ" for additional details).

Write-down of Certain Investments in Film and Television Programs

During Fiscal 2015, there was $1.81 million recorded for write-down of certain investments in film and television programs (Fiscal 2014-$0.98 million).

Acquisition Costs

During Fiscal 2015, there was $5.15 million for acquisition costs related to the purchase of Epitome, DHX Television, Echo Bridge, and Nerd Corps (Fiscal 2014-$3.26 million for Ragdoll, Epitome, and DHX Television).

Finance Income (Expense)

For Fiscal 2015, the Company recorded net finance expense of $13.35 million versus $2.24 million net finance expense for Fiscal 2014. Fiscal 2015 net finance expense consists of $15.26 million for interest on long-term debt and capital leases (Fiscal 2014-$2.62 million), $1.35 million for finance and bank charges including interest on the revolving line of credit (Fiscal 2014-$0.68 million), a debt extinguishment charge of $3.91 million, being the pro-rata share of the unamortized debt issue costs recorded at the time of repayment of the Amended Term Facility (see "Senior Unsecured Notes" section of the MD&A for more details) (Fiscal 2014-$nil), changes to the debt premium of the Senior Unsecured Notes of $0.02 million (Fiscal 2014-$nil), and accretion on the tangible benefit obligation of $0.80 million (Fiscal 2014-$nil), offset by finance income of $0.27 million (Fiscal 2014-$0.14 million), changes in the fair value of the redemption option on the Senior Unsecured Notes of $0.68 million (Fiscal 2014-$nil), and a foreign exchange gain of $7.04 million (Fiscal 2014-$0.92 million foreign exchange gain).

Adjusted EBITDA

For Fiscal 2015, Adjusted EBITDA was $90.21 million, up $53.18 million or 144% over $37.03 million for Fiscal 2014. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and calculation of Adjusted EBITDA.

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Income Taxes

Income tax for Fiscal 2015 was an expense of $5.74 million (Fiscal 2014-$4.12 million tax expense) made up of $14.04 million expense (Fiscal 2014-$2.86 million expense) for current income tax and deferred income tax recovery of $8.30 million (Fiscal 2014-$1.26 million expense).

Net Income (Loss) and Comprehensive Income (Loss)

For Fiscal 2015 net income was $19.53 million ($0.16 basic and diluted earnings per share), compared to net income of $7.81 million ($0.07 basic and diluted earnings per share) for Fiscal 2014, an increase of $11.72 million in absolute dollars. For Fiscal 2015, net income adjusted was $38.40 million, or $0.32 adjusted basic and $0.31 adjusted diluted earnings per share, adjusted for other identified charges totaling $18.87 million (net of $7.94 million tax effect), including tangible benefit obligation expense of $10.45 million, acquisition costs and other specifically identified charges of $5.60 million, and a debt extinguishment charge of $2.82 million. Net income adjusted is up 239% as compared to $11.32 million adjusted net income for Fiscal 2014 adjusted for Ragdoll, Epitome, and DHX Television identified charges of $3.51 million (net of $1.50 million tax effect) or $0.10 adjusted basic and diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A.

Comprehensive income for Fiscal 2015 was $12.38 million, compared to comprehensive income of $9.41 million for Fiscal 2014, or an increase of $2.97 million in absolute dollars.

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SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended June 30, 2015. In the opinion of Management, this information has been prepared on the same basis as the audited consolidated financial statements for the years ended June 30, 2015 and 2014 as filed on www.sedar.com or DHX’s website at www.dhxmedia.com, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2015[1]				Fiscal 2014[1]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(All numbers are in thousands	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
except per share data)	$	$	$	$	$	$	$	$
Revenue	71,170	85,582	64,256	43,031	29,745	29,029	30,355	27,002
Gross Margin[2]	37,666	44,793	37,507	25,074	18,864	17,486	17,821	15,263
Adjusted EBITDA2 & 3	22,810	29,803	23,869	13,727	10,192	9,426	9,611	7,801
Net Income (Loss)	3,696	18,031	5,539	(7,733)	1,040	1,802	2,811	2,158
Adjusted Net Income[2]	5,006	18,031	9,832	5,535	2,551	2,580	3,166	3,021
Comprehensive Income (Loss)	6,014	13,771	3,222	(10,626)	2,197	1,658	2,089	3,464
Basic Earnings Per Common Share[4]	0.03	0.15	0.05	(0.06)	0.01	0.02	0.03	0.02
Diluted Earnings Per Common Share[4]	0.03	0.14	0.04	(0.06)	0.01	0.02	0.03	0.02
Adjusted Basic Earnings Per Common Share[5]	0.04	0.15	0.08	0.05	0.02	0.02	0.03	0.03
Adjusted Diluted Earnings Per Common Share[5]	0.04	0.14	0.08	0.05	0.02	0.02	0.03	0.03

1The financial information for the Q4 2015 and Q3 2015 include the full results for all of the Company’s operations. The financial information for the Q2 2015 includes the full results for all of the Company’s operations except: i) the Echo Bridge assets, which were owned for 49 days; and ii) Nerd Corps, which had only 9 days of activity. The financial information for Q1 2015 includes financial information for all operations except DHX Television, which only had 61 days of activity, and the Echo Bridge assets and Nerd Corps, as this was prior to these acquisitions. The financial information for Q4 2014 includes financial information for all DHX segments except Epitome, which only had 89 days of financial activity, and DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for Q2 and Q3 2014 includes financial information for all DHX segments except Epitome and DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. Q1 2014 includes financial information for all DHX segments except Ragdoll, which only has 18 days of financial activity, and Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions.

2Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details) (also see the “Reconciliation of Historical Results to Adjusted EBITDA” and "Reconciliation of Historical Results to Adjusted Net Income) sections of this MD&A).

3Adjusted EBITDA is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of this MD&A as management believes the adjusted figures to be a more meaningful indicator of operating performance. Q4 2015 Adjusted EBITDA figures were calculated by starting with net income (loss) of $3.70 million and adjusting for provision (recovery) of income taxes of ($0.57) million, interest expense of $4.97 million, amortization of $5.97 million, share-based compensation of $1.17 million, finance expense (income) - excluding interest of $4.23 million, acquisition costs of $0.15 million, certain write-downs of investment in film of $1.28, development and other expenses of $1.92 million, and a tangible benefit obligation expense of $ nil.  Q3 2015 - $18.03 million, $6.67 million, $4.28 million, $7.03 million, $1.38 million, ($8.90) million, $ nil, $0.51 million, $0.81 million and $nil, respectively.  Q2 2015 - $5.54 million, $2.04 million, $3.70 million, $5.38 million, $1.11 million, $3.35 million, $1.08 million, $0.02 million, $1.67 million and $nil, respectively.  Q1 2015 - ($7.73) million, ($2.40) million, $3.39 million, $3.17 million, $0.61 million, ($1.67) million, $3.92 million, $nil, $0.24 million and $14.22 million, respectively.  Q4 2014 - $1.04 million, $1.33 million, $1.02 million, $3.20 million, $0.43 million, ($0.24) million, $1.71 million, $0.79 million, $1.45 million and $nil, respectively.  Q3 2014 - $1.80 million, $0.30 million, $0.72 million, $5.70 million, $0.22 million, ($0.44) million, $0.35 million, $nil, $0.78 million, and $nil, respectively.  Q2 2014 - $2.81 million, $1.21 million, $0.84 million, $3.39 million, $0.35 million, $0.28 million, $0.51 million, $0.19 million, $0.05 million, and $nil, respectively.  Q1 2014 - $2.16 million, $1.29 million, $0.58 million, $2.47 million, $0.59 million, ($0.52) million, $1.23 million, $nil, $nil, and $nil, respectively.

4Note for Fiscal 2015 basic earnings per common share is $0.16 and diluted earnings per common share is $0.16, however due to rounding Q1-Q4 2015 sums to $0.17 and $0.15, respectively. Note for Fiscal 2014 basic and diluted earnings per common share is $0.07, however, due to rounding Q1-Q4 2014 sums to $0.08.

5Basic adjusted and diluted adjusted earnings per share for Q4 2015 has been adjusted by DHX Television, Echo Bridge, and Nerd Corps acquisition costs and identified charges of $1.31 million (net of tax effect of $0.48 million); Q3 2015 does not contain any adjustments for identified charges; Q2 2015-DHX Television, Echo Bridge, and Nerd Corps acquisition costs and identified charges of $1.48 million (net of $0.40 million tax recovery) and a debt extinguishment charge of $2.82 million (net of a tax effect of $1.10 million); Q1 2015 - DHX Television and Echo Bridge and identified charges of $2.82 million (net of $1.10 million tax effect) and tangible benefit obligation expense of $10.45 million (net of tax effect of $3.77 million); Q4 2014 - Epitome and DHX Television identified charges of $1.50 million (net of $0.68 million tax effect); Q3 2014-Ragdoll, Epitome and DHX Television identified charges of $0.78 million (net of $0.33 million tax effect); Q2 2014 - Ragdoll and DHX Television identified charges of $0.36 million (net of $0.15 million tax effect); Q1 2014 - Ragdoll identified charges of $0.86 million (net of $0.37 million tax effect) to the period net income and dividing by the number of weighted average common shares outstanding for basic and diluted for each quarter (Q4 2015 - 123,459 and 126,147; Q3 2015 - 123,207 and 126,098; Q2 2015 - 120,414 and 123,602; Q1 2015 - 119,894 and 122,969; Q4 2014 - 119,585 and 122,485; Q3 2014 - 116,191 and 119,378; Q2 2014 - 108,185 and 112,284; and Q1 2014 - 102,778 and 106,515 respectively).

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Results for the three months ended June 30, 2015 (“Q4 2015”) compared to the three months ended June 30, 2014 (“Q4 2014”)

Revenues

Revenues for Q4 2015 were $71.17 million, up 139% from $29.74 million for Q4 2014. The increase in Q4 2015 was partially due to the acquisition of DHX Television on July 31, 2014, which accounted for $19.87 million or 48% of the growth, as well as increases in distribution, which accounted for 24% of the growth, proprietary production, which accounted for 8% of the growth, and producer and service fee revenue, which accounted for 17% of the growth.

Proprietary production revenues: Proprietary production revenues for Q4 2015 were $5.12 million, an increase of 192% (32% acquisitive and 160% organic) compared to $1.75 million for Q4 2014. For Q4 2015, the Company added 75.0 half-hours to the library, of which 30.0 half-hours were proprietary titles, versus 44.0 half-hours, of which 18.0 half-hours were proprietary titles for Q4 2014. The number of half-hours was expected and due to the timing of scheduled Q4 2015 proprietary production deliveries and was largely in line with, albeit at the low end, of Management's expectations. See delivery chart below for further details.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on Distribution rights for third party produced titles) and dollar value subtotals per category for Q4 2015 and Q4 2014 was as follows:

		Q4 2015			Q4 2014
Category and Title	Season or Type	$ Million	Half-hours		$ Million	Half-hours

Children's and Family:

Proprietary
The Deep	I		6			—
Dr. Dimensionpants	I		—			14
Johnny Test	VI		—			N/A	[1]
Looped	I		6			—
Make It Pop	I		16			—
Slugterra	III		2			—
You & Me	I		—			4
Subtotals		$5.11	30		$1.75	18

Third Party Produced Titles with Distribution Rights
Gaming Show			4			—
Grandpa in my Pocket			—			26
Messy Goes to Okido			4			—
Rastamouse			13			—
Super Why!			9			—
Twirlywoos			15			—
Subtotals			45	[2]		26

Total Children's and Family		$5.11	75		$1.75	44

Total Proprietary		$5.11	30		$1.75	18
Total Third Party Produced Titles with Distribution Rights		—	45		—	26
		$5.11	75		$1.75	44

1N/A – Not applicable as deliveries of half-hours have either already been counted when title delivered in the first instance or in the case of the shows using percentage of completion method, may not yet be delivered.

2While Q4 2015 shows 45 half-hours delivered, a portion of which is catch-up as 7 half-hours were actually delivered, in Q2 2015 and 16 half-hours were actually delivered in Q3 2015.

Distribution revenues: For Q4 2015, distribution revenues were up 67% to $24.43 million (15% acquisitive and 52% organic), from $14.62 million for Q4 2014, primarily due to the continuing growth of new digital customers, platforms, and territories and was well above Management's expectations for Q4 2015. The results also benefited somewhat from the tail winds created by the weakening Canadian dollar compared to USD and GBP. For Q4 2015, the Company closed significant deals, among others previously announced, as follows: Viacom Media Networks, Inc., Netflix, Inc., and Hulu, LLC. Also included in these figures are advertising and subscription video on demand ("VOD") revenues, from multiple platforms including Amazon and YouTube.

Television revenues: For Q4 2015, television revenues were $19.87 million (Q4 2014-$nil), which was slightly below the mid-point of Management's expectations for DHX Television. Approximately 90% or $17.97 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 10% or $1.91 million of the total television revenues.

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M&L-owned (including music and royalties): For Q4 2015, M&L-owned decreased 11% to $3.97 million (Q4 2014-$4.47 million) as the Company had no scheduled live tours, while in Q4 2014 there was Yo Gabba Gabba! Live! tour revenue of $0.98 million. For Q4 2015, the M&L-owned, excluding live tours, was $3.97 million, up 16% as compared to $3.44 million for Q4 2014, as the Company began to recognize revenues of $0.77 million related to non-refundable minimum guarantees associated with Teletubbies and Twirlywoos M&L deals.

M&L-represented revenues: For Q4 2015, M&L-represented revenues were up $1.59 million to $4.78 million compared to Q4 2014 at $3.19 million, and were well above Management's Q4 2015 expectations, driven mainly by a strong performance of our represented project Minions; the results also benefited somewhat from tail winds created by the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Q4 2015, the Company earned $11.14 million for producer and service fee revenues, an increase of 184% (59% acquisitive and 125% organic) versus the $3.92 million from Q4 2014, above the high end of Management's expectations. This increase was a result of a combination of the acquisition of Nerd Corps, and continued strong global demand for children's content.

New media revenues: For Q4 2015, new media revenues were up $0.06 million or 4% (1% acquisitive and 3% organic) to $1.85 million (Q4 2014-$1.79 million) based primarily on apps, games, and final UMIGO deliverables.

Gross Margin

Gross margin for Q4 2015 was $37.67 million, an increase in absolute dollars of $18.80 million or 100% compared to $18.87 million for Q4 2014. The overall gross margin for Q4 2015 at 53% of revenue was just below the midpoint of Management's expectations and was the result of slightly softer than expected margins for digital distribution deals, offset by robust producer and service fee margins, and blended somewhat by DHX Television with a margin of 50% and proprietary production margins of 36%; for proprietary production, the delivery mix was substantially made up by Make It Pop Season I, which carried a lower margin of 31%. Gross margins for DHX Television were 50% or $9.89 million, calculated as revenue of $19.87 million, less programming costs, third party fees, and other direct creative costs of $9.98 million. Gross margin for Q4 2015, including DHX Television, was calculated as revenues of $71.17 million, less direct production costs and expense of investment in film of $33.35 million and $0.16 million expense of book value of acquired libraries, (Q4 2014-$29.74 million less $10.64 million and less $0.23 million, respectively).

For Q4 2015, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $1.85 million or 36%, net producer and service fee revenue margin of $5.79 million or 52%, which was higher as the result of a foreign currency adjustment in Q4 2015, distribution revenue margin of $13.30 million or 54% ($10.51 million or 43% when the remaining $2.80 million for the expense of acquired libraries below the line is removed), television margin was $9.89 million or 50%, M&L-owned margin was $1.53 million or 39%, M&L-represented revenue margin was $4.78 million or 100%, and new media margin of $0.52 million or 28%.

Operating Expenses (Income)

SG&A

SG&A costs for Q4 2015 increased 71% to $16.03 million compared to $9.39 million for Q4 2014. For Q4 2015, SG&A includes $2.87 million (Q4 2014-$nil) for DHX Television, as well as the inclusion of Epitome, Nerd Corps, and an increased level of SG&A at Ragdoll totaling $4.42 million. SG&A also reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has decided to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms. Also included in the Q4 2015 SG&A are the costs, mainly listing and professional services costs, associated with the Company's listing on NASDAQ. SG&A includes $1.17 million (Q4 2014-$0.43 million) in non-cash share-based compensation. When adjusted, cash SG&A at $14.87 million was slightly above Management’s quarterly SG&A expectations.

Amortization and Expense of Acquired Libraries

For Q4 2015, amortization and expense of acquired libraries was up 88% to $5.97 million (Q4 2014-$3.18 million). For Q4 2015, the expense of acquired libraries was $2.80 million, primarily due to the Cookie Jar, Epitome, Ragdoll, and Nerd Corps acquisitions (Q4 2014-$1.64 million). This expense is shown below the line as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $0.16 million (Q4 2014-$0.23 million), relating to the book value of the investment in film upon acquisition, is shown as a reduction of gross margin noted above]. For Q4 2015, amortization of P&E was up 84% to $1.24 million primarily due to the Epitome, DHX Television, and Nerd Corps acquisitions (Q4 2014-$0.67 million). For Q4 2015, amortization of intangible assets was up 123% to $1.94 million primarily due to the Epitome, DHX Television, and Ragdoll acquisitions (Q4 2014-$0.87 million, Cookie Jar and Ragdoll only).

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Tangible Benefit Obligation

Subsequent to the recognition of the Tangible Benefit Obligation in Q1 2015, non-cash accretion expense is recorded on the tangible benefit obligation in finance expense, resulting in the recognition of $0.22 million in non-cash accretion expense during Q4 2015 (Q4 2014-$nil) (please see Tangible Benefit Obligation under Twelve Months Results for further details).

Development Expenses and Other Charges

During Q4 2015, there was $1.92 million recorded for development expenses and other charges (Q4 2014-$1.16 million development expenses), which was made up of $1.14 million in severance costs, $0.28 million in development costs and other write downs, and $0.50 million related to a proposed equity offering that the Company withdrew on July 9, 2015 (see section entitled "Listing on NASDAQ" for additional details).

Write-down of Certain Investments in Film and Television Programs

During Q4 2015, there was $1.28 million recorded for write-down of certain investments in film and television programs (Q4 2014-$0.79 million).

Acquisition Costs

During Q4 2015, there was $0.15 million recorded for acquisition costs (Q4 2014-$1.17 million for Epitome and DHX Television).

Finance Income (Expense)

For Q4 2015, the Company recorded net finance expense of $9.20 million versus $0.78 million net finance expense for Q4 2014. Q4 2015 net finance expense consists of $4.83 million for interest costs on long-term debt and capital leases (Q4 2014-$0.73 million), $0.19 million for finance and bank charges including interest on the revolving line of credit (Q4 2014-$0.34 million), changes to the debt premium on Senior Unsecured Notes of $0.11 million (Q4 2014-$nil), a foreign exchange loss of $3.24 million (Q4 2014-$0.24 million foreign exchange gain), changes in the fair value of the redemption option on the Senior Unsecured Notes of $0.66 million (Q4 2014-$nil), and accretion on the tangible benefit obligation of $0.22 million (Q4 2014-$nil), offset by finance income of $0.05 million (Q4 2014-$0.05 million).

Adjusted EBITDA

For Q4 2015, Adjusted EBITDA was $22.81 million, up $12.62 million or 124% over $10.19 million for Q4 2014. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and calculation of Adjusted EBITDA.

Income Taxes

Income tax for Q4 2015 was a recovery of $0.57 million (Q4 2014-$1.33 million tax expense) made up of $1.25 million expense (Q4 2014-$0.73 million expense) for current income tax and deferred income tax recovery of $1.82 million (Q4 2014-$0.60 million expense).

Net Income and Comprehensive Income

For Q4 2015 net income was $3.70 million ($0.03 basic and diluted earnings per share), compared to net income of $1.04 million ($0.01 basic and diluted earnings per share) for Q4 2014, or an increase of $2.66 million in absolute dollars. For Q4 2015, net income adjusted was $5.01 million or $0.04 adjusted basic and adjusted diluted earnings per share, adjusted for acquisition costs and other identified charges of $1.31 million (net of $0.48 million tax effect), as compared to $2.55 million adjusted net income for Q4 2014 adjusted for DHX Television and Epitome identified charges of $1.51 million (net of $1.11 million tax effect) or $0.02 adjusted basic and adjusted diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A.

Comprehensive income for Q4 2015 was $6.01 million, compared to comprehensive income of $2.20 million for Q4 2014, or an increase of $3.81 million in absolute dollars.

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Liquidity and Capital Resources	June 30,	June 30,
	2015	2014
	$	$
	(Amounts in Thousands, Except Balance Sheet Ratios)

Key Balance Sheet Amounts and Ratios:
Cash and restricted cash	42,907	26,711
Long-term assets	370,951	155,365
Working capital	198,162	142,077
Long-term and other liabilities	307,159	74,093
Working capital ratio (1)	1.83	2.12

Cash Inflows (Outflows) by Activity:
Operating activities	22,326	6,185
Financing activities	208,028	43,256
Investing activities	(214,703)	(35,663)
Effect of foreign exchange rate changes on cash	577	261
Net cash inflows (outflows)	16,228	14,039

Adjusted Operating Activities(2)	48,026	1,159

(1)	Working capital ratio is current assets divided by current liabilities (see the audited consolidated financial statements for the years ended June 30, 2015 and 2014).
(2)	See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities. Certain of the past period figures for Adjusted Operating Activities may differ from the previously filed MD&A's due to Management's decision to change the definition of this calculation in 2015. Adjusted Operating Activities includes changes in bank indebtedness which Management believes relate to operations. Cash inflows from Adjusted Operating Activities are calculated as follows:

	2015	2014*
Operating activities	22,326	6,185
Repayment of bank indebtedness	(4,930)	(70)
Exclude changes in bank indebtedness related to the issue of Senior Unsecured Notes	18,000	—
Exclude changes in bank indebtedness related to the acquisition of Nerd Corps	(7,690)	—
Proceeds from (repayment of) interim production financing	16,948	(8,483)
Decrease in restricted cash	32	1,246
Acquisition costs, net of estimated taxes	3,340	2,281
Adjusted Operating Activities	48,026	1,159

*Certain of the 2014 comparative figures have been adjusted to conform with the 2015 definitions.

Changes in Cash

Cash at June 30, 2015 was $42.91 million, as compared to $26.68 million June 30, 2014.

For Fiscal 2015, cash flows provided by operating activities were $22.33 million. Cash flows used for operating activities were net income of $19.53 million and adding back non-cash items of amortization of P&E, intangible assets, finance fee expense, debt extinguishment charge, tangible benefit obligation expense and the related accretion, write-down of certain investment in film and television programs, loss on disposal of fixed assets, amortization of debt premium, and share-based compensation of $3.70 million, $6.71 million, $1.49 million, $3.91 million, $15.02 million, $1.81 million, $0.72 million, $0.02 million, and $4.25 million, respectively. Cash flows used in operating activities were $5.81 million for unrealized foreign exchange gain, $0.68 million for the movement in fair value of the redemption option, $8.30 million for deferred income tax recovery, $1.57 million for net change investment in film and television programs, and $18.48 million net change in non-cash balances related to operations.

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For Fiscal 2015, cash flows provided by financing activities were $208.03 million. Cash flows used in financing activities resulted from dividends paid of $6.45 million, the change in deferred financing fees of $0.29 million, repayment of bank indebtedness of $4.93 million, and repayments on long term debt of $159.60 million. Cash flows from financing activities were provided by proceeds from employee share purchase loan, options, and warrants of $2.48 million, proceeds from interim production financing of $16.95 million, proceeds from long-term debt of $359.84 million, and a decrease of restricted cash of $0.03 million.

For Fiscal 2015, cash flows used in investing activities were $214.70 million. Cash flows used in investing activities were $209.25 million for business acquisitions, acquisition of P&E of $4.79 million, and $0.67 million for cost of internally generated intangible assets.

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital increased by $56.09 million as at June 30, 2015 versus June 30, 2014.

Based on the Company’s current revenue expectations for Fiscal 2015, which are based on contracted and expected production, distribution, M&L, broadcasting, and other revenue, the Company believes cash generated from operations and will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital totaling $198.16 million is sufficient to execute its current business plan.

Amended and Restricted Senior Credit Facilities

Concurrently with the closing of the acquisition of the DHX Television, the Company entered into an Amended and Restated Senior Secured Credit Agreement (the “Amended Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the terms of the existing credit facilities. The Amended Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) of up to $30,000 and a term facility (the “Amended Term Facility”) of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, also maturing on July 31, 2019.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, also maturing on July 31, 2019.

The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD LIBOR, €EUR LIBOR and/or £GBP LIBOR advances (the "Drawdown Rate") and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility is repayable in annual amortization payments (expressed as a percentage of the initial principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments on the last day of each quarter, which commenced in Q2 2015, with the remaining amount due on maturity.

All amounts borrowed pursuant to the Amended Senior Secured Credit Facility are guaranteed by the Company and certain of its subsidiaries (the "Guarantors"), with certain of the Company’s subsidiaries providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Company and the Guarantors.

Pursuant to entering into the Amended Senior Secured Credit Agreement, the Leverage Ratio, with which the Company must comply, was amended such that the Company must maintain its Leverage Ratio at less than 3.50 times, incrementally declining to less than 2.5 times by June 2017.

Senior Unsecured Notes

On December 2, 2014, the Company completed a private placement of senior unsecured notes due on December 2, 2021 with an aggregate principal amount of $175.0 million (the “Senior Unsecured Notes” or "Notes"). The Senior Unsecured Notes bear interest at 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligations.

As at June 30, 2015, the outstanding amount due on the Senior Unsecured Notes was $175.0 million (June 30, 2014 - $nil).

Net proceeds of $169.76 million from the issuance of the Senior Unsecured Notes were used to repay indebtedness under the Company’s Amended and Restated Senior Secured Credit Agreement, with $18.0 million being repaid on the Amended Revolving Facility and $151.76 million being repaid on the Amended Term Facility, resulting in the recognition of a debt extinguishment charge of $3.91 million, being a portion of the previously unamortized debt issue costs on the Amended Term Facility at the time of principal repayment.

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The Senior Unsecured Notes contain a redemption option (the “Redemption Option”) whereby the Company can redeem all or part of the Senior Unsecured Notes at a premium. The Redemption Option is required to be accounted for as an embedded derivative financial instrument. On initial recognition, the Redemption Option is recorded at its calculated fair value and grouped with the Senior Unsecured Notes. The Redemption Option is adjusted to its fair value at each reporting date and any change in fair value is recorded within finance expense in the consolidated statement of income. On initial recognition, the carrying value of the Senior Unsecured Notes was increased by the amount as the debt premium arising from the Redemption Option, and is amortized over the term of the Senior Unsecured Notes.

The Notes contain non-financial covenants and customary events of default clauses. As of June 30, 2015, the Company was in compliance with all of its covenants under the Notes.

Production Financing Agreement

On August 5, 2014, the Company entered into an agreement with CIBC Commercial Banking to provide a $20.00 million demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

Capital Management

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution, broadcasting, and licensing of its film and television properties.

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors such as material acquisitions and including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company monitors capital using a number of financial ratios, specifically, as at June 30, 2015, under the new Credit Facilities, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, excluding interim production financing, all capital lease obligations, and any contingent liabilities) (“Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA (pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs); and
•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt).

The following table illustrates the financial ratios calculated on a rolling twelve-month basis as at:

	Measure targets	June 30, 2015
Leverage Ratio	< 4.0x	3.05
Fixed Charge Ratio	> 1.5x	3.23

The Company is in compliance with these ratios.

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Contractual Obligations[6]

As of June 30, 2015

Payments Due by Period (All amounts are in thousands)	Total	Fiscal 2016	Fiscal 2017- 2018	Fiscal 2019- 2020	After Fiscal 2021
	$	$	$	$	$

Bank indebtedness (1)	—	—	—	—	—
Capital lease for equipment (2)	3,748	1,460	2,052	236	—
Other Liability (3)	17,313	2,473	4,946	4,946	4,948
Long-term debt payments (principal and interest) (4)	369,009	27,047	52,597	99,718	189,647
Operating leases (5)	46,407	6,337	10,705	7,699	21,666

Total Contractual Obligations	436,477	37,317	70,300	112,599	216,261

(1)	Revolving Facility with a maximum amount of $30.0 million bearing implied interest based on Bankers Acceptances at 5.04%.
(2)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from September 2015 to February 2019. Principal balances are included in note 11 to the audited consolidated financial statements for the Fiscal 2015.
(3)	Other liability includes tangible benefit obligation per DHX Television acquisition (see note 5(iii) to the audited consolidated financial statements for Fiscal 2015 for details).
(4)	See note 11(c) to the audited consolidated financial statements for Fiscal 2015 for details.
(5)	Pursuant to operating leases. See note 19 to the audited consolidated financial statements for the Fiscal 2015 for details.
(6)	In addition to the totals above, the Company has interim production financing owing in the amount of $67.74 million (see note 11(b) to the audited consolidated financial statements for the Fiscal 2015 for further details).

Outlook

The Company’s June 30, 2015 balance sheet remains strong with approximately $42.91 million in cash on hand. Management continues to focus on its core strengths of developing, producing, distributing its 11,000 half-hour library, and licensing the best possible quality Children’s and Family programs with the goal of increasing cash flows from operations and profitability through existing production, television, and distribution streams and emerging distribution including digital, music and M&L opportunities. The Company is committed to growing its content library annually by a goal of 1-2% (approximately 100-200 half-hours) organically and through the acquisition of third party titles.

Management is pleased to provide its annual outlook for Fiscal 2016.

Management’s Annual Targets

Management targets the mid-point of the ranges that follow. The low-end represents contractual likely sales or Management’s conservative estimates for each revenue stream. For example, for production revenue, proprietary shows currently in production and contracted would fall in the low-end of the range and only be subject to delivery or scheduling risk. For distribution and M&L-owned, Management’s low-end estimate is based on the Company’s existing experience in executing and closing licensing deals and its ability to pull a reasonable amount of the potential sales through the pipeline. The high-end represents the likely upper boundary of additional possible licensing deals based on taking a more aggressive view on the existing pipeline. These potential additional licensing deals are mostly not yet contracted. Management's Annual Targets included in this section has been prepared by, and is the responsibility of, the Company's management. PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to Management's Annual Targets; and accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect to this financial information.

Revenues

For Fiscal 2016, DHX expects the following targeted ranges:

•	For production revenue and producer and service fee revenues: $40-50 million and $40-50 million, respectively. Management expects quarterly revenue pacing to be approximately 10%, 35%, 40%, 15%, and 25%, 30%, 25%, 20%, for Q1 to Q4, respectively.

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•	For distribution (library) revenues, including both digital and traditional distribution revenue sources: $75-90 million. Management expects quarterly revenue pacing to be approximately 15-20%, 15-20%, 30-35%, 30-35% for Q1 to Q4, respectively.

•	For M&L on owned brands (Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, Degrassi, Twirlywoos, Slugterra, and Make It Pop) including music, royalty, and live tour revenue: $24-30 million. Management expects quarterly revenue pacing to be fairly equal throughout the year.

•	For M&L represented: $14-16 million.

•	For other revenue, including new media: $5-10 million.

•	For DHX TV: $68-75 million (see "DHX TV Update" section for further details).

Gross Margins

Management has set the following target ranges for gross margins across its various revenue categories:

	Expected Quarterly Ranges	Expected Annual Ranges
Proprietary Production	30-45%	36-42%
Production Service	35-45%	36-42%
Distribution	55-80%	65-75%
M&L-owned	50-70%	55-65%
DHX Television	50-65%	55-65%*
M&L-represented	90-100%	95-100%
Other, including New Media	15-35%	20-30%

*after implementation of the rebranding on November 30, 2015, margin has been increased 5-10% to factor in inventory cost synergies

DHX TV Update

As noted in this MD&A in the section titled "Extension of the Family Channel Brand", the Company has commenced its rebranding strategy and launched a new schedule in early September 2015. Although there are only a few weeks of data points, the Family Channel has kept its lead and as reported in our press release dated September 15, 2015, the Family Channel had 8 of the top 20 shows for the targeted demographics of kids 8-14 and teens 12-17 during the period reported. Our quick start has given us momentum in our broadcast distribution undertakings (or "BDUs")/affiliate negotiations. This combined with our large unencumbered Canadian rights catalogue including SVOD and mobile rights has helped bolster these discussions. Taking all this into account and based on the status of these negotiations, some of which have closed and some of which are near signing, we have adjusted our expected results for Fiscal 2016 to reflect expected new DHX TV revenue levels and adjusted our gross margin expectations to account for our expected inventory costs synergies. We will revise prospectively if and when new information becomes available.

Operating Expenses (Income)

For Fiscal 2016, DHX expects normalized quarterly cash SG&A to range from $15-16.5 million, including all operations as we slightly ramp up resources in both distribution and M&L to take advantage of emerging growth opportunities in digital platforms and new territories, for example, China. Management expects this investment will pay off in the years to come with continued digital territory expansion and increased M&L revenues from owned properties. In addition, DHX expects to invest $2-4 million in non-recurring marketing and sales efforts in executing its rebranding strategy for DHX TV.

For Fiscal 2016, amortization for all categories and expense of acquired libraries for all categories (note: this is the amortization for below the line only and excludes expense of film and television and expense of book value of acquired libraries) and development expense when considered together are expected to be in the range of $23-28 million. For Fiscal 2016, non-cash share-based compensation and other expenses (including acquisition costs) are expected to be in the following ranges respectively: $2-3 million and $2-3 million. For Fiscal 2016, cash finance expense is expected to range from $14.5-17.5 million.

As previously disclosed, in 2015, the Company recorded a non-recurring expense for the tangible benefit obligation related to the acquisition of DHX Television of $14.2 million, which is further detailed in the section entitled "Tangible Benefit Obligation" under Operating Expenses (Income). During Fiscal 2016, the Company expects to use cash of $2-4 million to fund the tangible benefit obligation.

As noted, results of operations for any period are dependent on the number and timing of film and television programs delivered and the licensing deals contracted; accordingly, period results may vary.

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Live Tours Update

During 2015, the Company completed a The Next Step Live on Stage show covering 28 cities and 46 shows, targeting smaller venues (approximately 800-1,200 seats) across Canada, and a Yo Gabba Gabba! Live! show covering 30 cities and 58 shows. Management is evaluating opportunities for future live tours for The Next Step Live on Stage tour and The Big Ticket concert series, both in Canada and for expansion into a few international territories. Further, Management feels there are other live tour opportunities based on other proprietary brands building momentum, including potentially Make It Pop, Teletubbies, and Twirlywoos. This represents potential upside for touring and M&L revenues and Management will provide an update as these plans unfold in upcoming periods.

Recent Transactions

DHX Television Acquisition

On July 31, 2014, DHX Media acquired all of the shares of 8504601 Canada Inc. from Bell Media Inc. for cash consideration of $170 million, subject to customary closing adjustments, and subsequently renamed the acquired company DHX Television.  DHX Television is the corporation operating the English-language Category A pay television undertaking now known as Family or Family Channel, including its multiplex feed now known as Family Jr (formerly Disney Junior), the French-language Category B specialty television undertaking now known as Télémagino (formerly Disney Junior), and the English-language Category B specialty television undertaking now known as Family CHRGD (formerly Disney XD).

Concurrently with the acquisition of DHX Television, and as a condition of the closing, DHX entered into a new network affiliation agreement with an affiliate of Bell for the carriage of Family Channel Business services, with a term ending December 31, 2018.

DHX Television Tangible Benefits Obligation

As previously noted and as part of the CRTC decision approving the transaction, the Company is required to contribute $17.31 million to provide tangible benefits to the Canadian broadcasting system over the next seven years. The contributions will be used for on-screen benefit initiatives such as licensing and production of original English-language programming of national interest, partnerships with public broadcasters and Aboriginal Peoples Television Network ("APTN") to co-fund programming, subject to the demand and interest of the public broadcasters and APTN, digital media initiatives associated with productions created under the initiatives set out above, and creation of a Family and Children's Development Fund, and social benefits such as regional opportunities and training in script writing for children's programming.

Summary of Key DHX Television Business Assets

The DHX Television business is one of Canada's largest and most prominent family and children's entertainment broadcast companies. The business operates four Canadian children's television channels, Family Channel, Family JR (which is a multiplex channel of Family Channel), Télémagino, and Family CHRGD.

The four channels provide specialty and pay broadcast services to various Canadian cable and satellite television distributors (ie: BDUs).

Family Channel and Family Junior are licensed as a pay television service and therefore derive revenues primarily through subscription fees earned by charging a monthly subscriber fee to BDUs. Family CHRGD has a specialty television license, which permits it to generate advertising revenues, as well as charging a subscription fee. Télémagino also has a specialty television license, but because its target audience is 2-5 year olds, its advertising revenue is insignificant, so most of its revenues are from subscription fees.

In addition to linear television, each of the four channels also have multiplatform applications which allow for its content to be distributed across a number of platforms (including BDU, online, and mobile), both on-demand and streamed. All the services are available in high-definition. The primary target audience for these services consists of authenticated BDU subscribers, which avoids cannibalizing BDU-generated revenues.

Additionally, the four channels are supported by popular and robust web sites designed to engage viewers and support their loyalty to the brands. The sites feature games, short and long form video content, contests, music videos, and micro-sites of the most popular shows. Traffic to the sites is monetized through advertising and sales sponsorships. The services also are present on social media platforms including YouTube, Facebook and Twitter.

DHX Television is headquartered in Toronto, Ontario and employs approximately 85 people and does not own any real estate.

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Extension of the Family Channel Brand

On April 15, 2015, the Company announced that it will be rebranding three of the channels and transitioning its content supply agreement with the Walt Disney Company (“Disney”). In November 2015, as part of the transition following the discontinuation of the Disney output agreement, Disney Junior (English) and Disney XD will be rebranded to leverage the Family Channel brand, as Family Junior (English) and Family CHRGD, respectively. Disney Junior (French) will be rebranded as Télémagino. These rebrandings will leverage on Family Channel's status as the most watched children's service in the country among kids age 8-14, 12-17, and 2-17 in Canada.

DHX Television will commence with the new and original lineup beginning in January 2016. Until that time, the channels will continue to broadcast Disney content. The content driven strategy and rebranding will be built upon on the following: i) commissioning new and original content, including utilizing its own proprietary animation and production teams; ii) leveraging its 11,000 + half-hour library; and iii)  augmenting its content strategy with new and compelling content supply agreements.

In conjunction with the announcement of the rebranding and consistent with the planned strategy, the Company entered into a multi-year agreement with Mattel that brings more than 70 hours of new episodes and specials to air on DHX Television’s networks.  The deal will see the addition of content from premiere Mattel brands such as Barbie™, Monster High®, Hot Wheels®, Thomas & Friends® and Bob the Builder® across DHX Media’s channels.

Nerd Corps Acquisition

On December 23, 2014, the Company acquired all of the outstanding shares of Nerd Corps and its subsidiaries, which brings more than 200 half hours of proprietary children’s content, including the comedy adventure series Slugterra, and Nerd Corps’ talented creative team. The total consideration will be up to $59,265 and is comprised of cash of $33,190 and 2,693,748 common shares of the Company, valued at $26,075. At closing, $27,690 was paid in cash, funded through an addition to the Company’s Amended and Restated Senior Secured Credit Agreement, and the common shares were issued. The remainder of the consideration is subject to a working capital adjustment of up to $5,500, based on the opening balance sheet and is payable over a period of 18 months from closing, subject to certain restrictions and adjustments.

In addition to the library of more than 200 half hours and the synergies that will occur as a result of the combined library, by acquiring Nerd Corps, the Company has added key senior management to its creative and operational teams and expects to benefit from the increased size and capacity of the combined operations. The Company does not expect to realize material synergies as a result of this acquisition.

Echo Bridge Library Acquisition

On November 13, 2014, the Company acquired a library of approximately 1,200 half hours consisting of predominantly children's and family programming to DHX's existing library, specifically consisting of the outright ownership of 117 titles and distribution rights for an additional 34 titles, including more than 35 television series and more than 35 feature films and television specials in the children's and family programming space, including all international distribution rights to the Company’s Degrassi, Instant Star and The L.A. Complex series, from Echo Bridge Entertainment LLC and Alliance Atlantis International Distribution, LLC a Delaware Limited Liability Company (collectively, “Echo Bridge”) for US $11,640 in cash, which was funded through a US $12, 000 addition to the Company’s Amended and Restated Senior Secured Credit Agreement.

Listing on NASDAQ

On June 30, 2015, the Company's Variable Voting Shares commenced trading on NASDAQ under the symbol DHXM. On July 6, 2015, the Company announced a marketed, underwritten offering of up to 8,700,000 variable Voting Shares and Common Voting Shares, with an overallotment of up to 1,305,000 Variable Voting Shares and Common voting Shares ("the Offering"). On July 9, 2015, as a result of market conditions, the Company withdrew the Offering.

Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s continued diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

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Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the years ended June 30, 2015 and 2014 on www.sedar.com or DHX’s website at www.dhxmedia.com.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, restricted cash, amounts receivable, long-term amounts receivable, long-term investment, bank indebtedness, interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and the other liability. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk

Credit risk arises from cash, restricted cash, and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash and restricted cash by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash, restricted cash, deposits, and trade and other receivables approximate the amount recorded on the consolidated balance sheets.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 3% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible.

In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $1.00-1.50 million effect on annual net income before income taxes.

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities (see note 19 of the audited consolidated financial statements for June 30, 2015 for further details). As at June 30, 2015 the Company had cash and restricted cash on hand of $42.91 million (June 30, 2014 - $26.71 million).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits (note 6) are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

Currency Risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominate contracts. While inherently difficult to estimate, Management estimates 1% change in the USD, GBP or Euro exchange rate would have less than a $0.5-1.0 million effect on net income and comprehensive income.

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Risk Assessment

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition. Certain additional risks associated with DHX’s acquisition of the DHX Television Business in addition to those specifically described below may continue to be applicable following the completion of such acquisition. Any such additional risks are disclosed in the "Risk Factors" section of the most recent "Annual Information Form". Unless the context suggests otherwise, for purposes of this Risk Factors section the term "DHX" or the "Company" includes the DHX Television Business.

Risks Applicable to DHX Generally

Risks Related to Doing Business Internationally

The Company distributes films and television productions outside Canada through third party licensees and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism; and the spread of viruses, diseases or other widespread health hazards.

Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

Fluctuating Results of Operations

Results of operations with respect to DHX’s production and distribution of filmed entertainment operations for any periods are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels, industry practice is that broadcasters make most of their annual programming commitments between February and June such that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, DHX’s revenues may not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

Raising Additional Capital

The Company may require capital in the future in order to meet additional working capital requirements, to make capital expenditures, to take advantage of investment and/or acquisition opportunities or for other reasons (the specific risks of which are described in more detail below). Accordingly, it may need to raise additional capital in the future. The Company's ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company.

In order to raise such capital, the Company may sell additional equity securities in subsequent offerings and may issue additional equity securities. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market price for the securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of the Company's business. Furthermore, additional financings may not be available on terms favourable to the Company, or at all. The Company's failure to obtain additional funding could prevent the Company from making expenditures that may be required to grow its business or maintain its operations

The Company may issue additional Common Voting Shares or Variable Voting Shares, including upon the exercise of its currently outstanding stock options and in accordance with the terms of the Company's dividend reinvestment plan (and employee share purchase plan). Accordingly, holders of Common Voting Shares and Variable Voting Shares may suffer dilution.

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Reliance on Key Personnel

The Company is substantially dependent upon the services of certain key personnel, particularly Michael Donovan, Dana Landry, Steven DeNure, and Joseph Tedesco (with respect to the DHX Television Business). The loss of the services of any one or more of such individuals could have a material adverse effect on the business, results of operations or financial condition of the Company. Each of Mr. Donovan, Mr. Landry, Mr. DeNure, and Mr. Tedesco are under contract with the Company until 2015, 2018, 2016, and indefinitely respectively.

Market Share Price Fluctuation

Securities markets have a high level of price and volume volatility, and the market price of shares of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The market price of the Company's securities may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company's earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavourable publicity changes in applicable laws and regulations, exercise of the Company's outstanding options and/or warrants, or other factors. Moreover, from time to time, the stock markets on which the Company's securities will be listed may experience significant price and volume volatility that may affect the market price of the Company's securities for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of securities or the availability of securities for future sale (including securities issuable upon the exercise of stock options) will have on the market price of the securities prevailing from time to time. Sales of substantial numbers of securities, or the perception that such sales could occur, could adversely affect the prevailing price of the Company's securities.

As a result of any of these factors, the market price of the shares may be volatile and, at any given point in time, may not accurately reflect the long term value of DHX Media. This volatility may affect the ability of holders of Variable Voting Shares and Common Voting Shares to sell their shares at an advantageous price.

DHX Media's Common Voting Shares and Variable Voting Shares structure is novel. As a result, brokers, dealers and other market participants may not understand the conversion features of the Common Voting Shares and Variable Voting Shares, which may negatively impact liquidity in the trading market for each share and may result in differences between the trading prices of each class of shares that do not reflect differences in the underlying economic or voting interests represented by each class of share.

Tax Matters

In the preparation of its financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. In addition, DHX is subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income tax payable or receivable recorded on its consolidated balance sheets and the income tax expense recorded on its consolidated statements of earnings. Any cash payment or receipt resulting from such audits would have an impact on the Company’s cash resources available for its operations.

Litigation

Governmental, legal or arbitration proceedings may be brought or threatened against the Company in the future. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert management’s attention and focus away from the business and subject the Company to potentially significant liabilities.

Acquisition Strategy

The Company has made or entered into, and will likely continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. DHX believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company's operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX at the time of acquisition, and certain target companies may be larger than DHX.

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Growth and expansion resulting from future acquisitions may place significant demand on the Company's management resources. In addition, while Management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company's current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; (g) the assumption of significant and/or unknown liabilities of the acquired company; and (h) the diversion of Management’s time and resources. Additional and overlapping risks relating to DHX’s acquisition strategy are discussed in this Risk Factors section under Raising Additional Capital, Leverage Risk, Significant Indebtedness, Management of Expanding Operations, Integration of the DHX Television Business, and New Business.

Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.

There can be no assurance that DHX will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company's share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Leverage Risk

The Company's degree of leverage, particularly if increased to complete potential acquisitions, could have important consequences for investors, including limiting the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company's flexibility and discretion to operate its business; limiting the Company's ability to declare dividends on its Common Shares; having to dedicate a portion of the Company's cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing the Company to increased interest expense on borrowings at variable rates; limiting the Company's ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and making the Company unable to make capital expenditures that are important to its growth and strategies.

Significant Indebtedness

DHX incurred a significant amount of indebtedness in connection with the completion of the acquisitions of the DHX Television, Echo Bridge, and Nerds Corps. Including interim production financing, at June 30, 2015, DHX had outstanding indebtedness of $355 million. The debt level could materially and adversely affect DHX in a number of ways, including:

•	limiting its flexibility to plan for, or react to, changes in its business or market conditions;
•	limiting its ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or general corporate purposes;
•	limiting its access to cash available from operations for future acquisitions and business in general;
•	increasing its vulnerability to the impact of adverse economic, industry and Company-specific conditions;
•	placing it at a disadvantage compared to any competitors that may have lower degree of leverage.

In addition, the Company may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case it may be required to sell assets, reduce capital expenditures, reduce spending on new production, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which would materially adversely affect the Company's operations and ability to implement its business strategy.

Covenants in New Credit Facilities

The terms of the Company's new credit facilities may limit the Company's ability to, among other things:

•	incur additional indebtedness or contingent obligations;
•	sell significant assets;
•	grant liens; and
•	pay dividends in excess of certain thresholds.

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The new credit facilities require the Company to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these covenants and financial ratios, as well as those that may be contained in future debt agreements may impair the Company's ability to finance its future operations or capital needs or to take advantage of favourable business opportunities. The Company's ability to comply with these covenants and financial ratios will depend on future performance, which may be affected by events beyond the Company's control. The Company's failure to comply with any of these covenants or financial ratios may result in a default under the new credit facilities and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross-acceleration, the Company may not have sufficient funds available to make the required payments under its debt agreements. If the Company is unable to repay amounts owed under the terms of the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Company may not be able to fully repay the credit facility, if at all.

Management of Expanding Operations

As a result of the acquisition of the DHX Television Business and other acquisitions recently completed by DHX, significant demands have been placed on the managerial, operational and financial personnel and systems of DHX. No assurance can be given that DHX’s systems, procedures and controls will be adequate to support the expansion of operations of DHX. The future operating results of DHX will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems. If DHX is unsuccessful in managing such demands and changing business conditions, its financial condition and results of operations could be materially adversely affected.

Liquidity Risk

The Company's production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company's film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with television services. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company's business and results of operations, including by limiting the Company's ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Common Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.

Volatile Market Price

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of DHX include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long term value of DHX.

Dividend Payments

The Company currently pays quarterly dividends on its Common Shares in amounts approved by the Board of Directors of the Company. While the Company expects to continue to generate sufficient free cash flow to fund such dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue its dividend payments at the current levels.

Integration of the DHX Television Business

DHX's ability to maintain and successfully execute its business depends upon the judgment and project execution skills of its senior professionals. Any management disruption or difficulties in integrating DHX's and the DHX Television Business' management and operations staff could significantly affect DHX's business and results of operations. The success of the acquisition will depend, in large part, on the ability of management of DHX to realize the anticipated benefits and cost savings from integration of the businesses of DHX and the DHX Television Business. The integration of the businesses of DHX and the DHX Television Business may result in significant challenges, and management of DHX may be unable to accomplish the integration smoothly, or successfully, in a timely manner or without spending significant amounts of money. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management of DHX to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the acquisition.

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The integration of the DHX Television Business requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that management of DHX will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the acquisition of the DHX Television Business. Any inability of management to successfully integrate the operations of DHX and the DHX Television Business, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business, financial condition and results of operations of DHX. The challenges involved in the integration may include, among other things, the following:

•	addressing possible differences in corporate cultures and management philosophies;

•	retaining key personnel going forward;

•	integrating information technology systems and resources;

•	managing the expansion DHX's accounting system and adjusting its internal control environment to cover the DHX Television Business' operations;

•	unforeseen expenses or delays associated with the acquisition of the DHX Television Business;

•	unforeseen facilities-related issues;

•	performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management's attention to the acquisition; and

•	meeting the expectations of business partners with respect to the overall integration of the businesses.

It is possible that the integration process could result in the loss of key employees, diversion of management's attention, the disruption or interruption of, or the loss of momentum in, ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect DHX's ability to maintain relationships with business partners and employees or its ability to achieve the anticipated benefits of the transaction, or could reduce its earnings or otherwise adversely affect the business and financial results of the combined company. In addition, the integration process may strain the combined company's financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from the combined company's core business objectives.

Economic Conditions

DHX’s revenues and operating results are and will continue to be influenced by prevailing general economic conditions in particular with respect to its television broadcasting activities. In certain cases, purchasers of the DHX Television Business' advertising inventories may reduce their advertising budgets. In addition, the deterioration of economic conditions could adversely affect payment patterns which could increase DHX’s bad debt expense. During an economic downturn, there can be no assurance that DHX’s operating results, prospects and financial condition would not be adversely affected.

Additional Costs of Listing on NASDAQ

In connection with the listing of Variable Voting Shares of the Company on NASDAQ, the Company became subject to public company reporting obligations in the United States. As a public company in the United States, the Company will incur significant additional legal, accounting and other expenses compared to historical levels. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act of 2002, the Jumpstart Our Business Startups Act and the rules and regulations of the SEC and NASDAQ, may result in an increase in the Company's costs and the time that the Board and management of the Company must devote to complying with these rules and regulations. The Company expects these rules and regulations to substantially increase its legal and financial compliance costs and to divert management time and attention from the Company's product development and other business activities.

Limits on Non-Canadian Ownership

Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. DHX Media's voting shares are publicly traded and, as a result, there can be no assurance that the level of non-Canadian ownership of DHX Media's voting shares will continue to be within the applicable limits.

The Board of Directors of the Company may take steps to adjust the number of PVV Shares outstanding from time to time in order to ensure continued compliance with the Direction's limit on the number of voting shares that may be owned and controlled by non-Canadians.

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Limited Trading Volume on NASDAQ

The Company's Variable Voting Shares began trading on the NASDAQ on June 23, 2015, however, trading volume on the NASDAQ has been limited. There can be no assurance that an active market for the Company's Variable Voting Shares in the United States will be developed or sustained. Holders of Variable Voting Shares may be unable to sell their investments on satisfactory terms in the United States. As a result of any risk factor discussed herein, the market price of the Variable Voting Shares or Common Voting Shares of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management's attention and resources. Substantial and potentially permanent declines in the value of the Variable Voting Shares or Common Voting Shares may result.

Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Shares include: the extent of analytical coverage; lessening in trading volume and general market interest in the Shares; the size of the Company's public float; and any event resulting in a delisting of Shares.

Public Announcement of Future Corporate Developments

Management of the Company, in the ordinary course of the Company's business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in the Company by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing intellectual property, significant distribution arrangements and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the Shares. The Company's policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities of the Company are doing so at a time when the Company is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the Shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company's ongoing business, diversion of management's time and attention, possible dilution to shareholders and other factors as discussed below in more detail. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company's business and financial condition.

Risks Related to the Production and Distribution of Film and Television

Risks Related to the Nature of the Entertainment Industry

The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.

Risks Related to Television and Film Industries

Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operation will depend, in part, on the experience and judgment of its Management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favourable reviews or ratings, that its films and television programs will perform well in ancillary markets, or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Licensed distributors’ decisions regarding the timing of release and promotional support of the Company’s films, television programs and related products are important in determining the success of these films, programs and related products. The Company does not control the timing and manner in which the Company’s licensed distributors distribute the Company’s films, television programs or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote the Company could have a material adverse effect on the Company’s business, results of operations or financial condition.

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Loss of Canadian Status

The Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act. In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. As well, substantially all of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, the broadcaster could refuse acceptance of the Company’s productions.

Competition (Production and Distribution)

For fiscal 2015, a material portion of the Company’s revenues are derived from the production and distribution of television and film programs. The business of producing and distributing television and film programs is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical and marketing resources than the Company. The Company competes with other television and film production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations or financial condition.

The Company intends to increase its penetration of the prime-time television network market. The Company competes for time slots with a variety of companies which produce televised programming. The number of network prime-time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. Competition created by the emergence of new broadcasters has generally caused the market shares of the major networks to decrease. Even so, the licence fees paid by the major networks remain the most lucrative. As a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to increase its penetration of the prime-time network market or obtain favourable programming slots, the failure to do so may have a negative impact on the Company’s business.

Limited Ability to Exploit Film and Television Content Library

The Company depends on a limited number of titles for a significant portion of the revenues generated by its film and television content library. In addition, many of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.

Protecting and Defending Against Intellectual Property Claims

The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as some of its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of motion pictures into digital format have made it easier to create, transmit and share unauthorized copies of motion pictures, DVDs and television shows. Users may be able to download and/or stream and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download and/or stream digitally, some consumers may choose to digitally download or stream material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

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Concentration Risk

Revenue from production and distribution of film and television may originate from disproportionately few productions and broadcasters. The value of the Common Shares may be substantially adversely affected should the Company lose the revenue generated by any such production or broadcaster.

Potential for Budget Overruns and Other Production Risks

A production’s costs may exceed its budget. Unforeseen events such as labour disputes, death or disability of a star performer, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available on terms acceptable to the Company. DHX has never made a material claim on its insurance or called on a completion bond. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.

Management Estimates in Revenues and Earnings

The Company makes numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings can widely fluctuate if Management has not accurately forecast the revenue potential of a production.

Stoppage of Incentive Programs

There can be no assurance that the local cultural incentive programs which DHX may access in Canada and internationally from time to time, including those sponsored by various European, Australian and Canadian governmental agencies, will not be reduced, amended or eliminated. Any change in the policies of those countries in connection with their incentive programs may have an adverse impact on DHX’s business, results of operation or financial condition.

Financial Risks Resulting from the Company’s Capital Requirements

The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Government Incentive Program

In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canadian Television and Cable Production Fund, the provincial film equity investment programs, federal tax credits and provincial tax credits. The tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations or financial condition.

Changes in Regulatory Environment

At the present time, the film and television industry is subject to a variety of rules and regulations. In addition to the regulatory risks applicable to the DHX Television Business more particularly described elsewhere herein, the Company’s film and television production and distribution operations may be affected in varying degrees by future changes in the regulatory environment of the film and television industry. Any change in the regulatory environment applicable to the Company’s operations could have a material adverse effect on the Company’s revenues and earnings. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

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Technological Change (Production and Distribution)

Technological change may have a materially adverse effect on the Company’s business, results of operations and financial condition. The emergence of new production or CGI technologies, or a new digital television broadcasting standard, may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

Labour Relations

Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labour protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

Exchange Rates

The returns to the Company from foreign exploitations of its properties are customarily paid in US dollars, GBP and Euros and, as such, may be affected by fluctuations in the exchange rates. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canadian funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company will hedge its foreign exchange risk through the use of derivatives.

Any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Risks Related to Television Broadcasting

Impact of CRTC's Let's Talk TV Consultation

The CRTC has announced that, starting in March 2016, BDUs will be required to offer all discretionary television programming services (which includes all services other than those that are required to be distributed as a part of the basic service and some other few exceptions) either on an à la carte basis or in small reasonably priced packages. Starting in December 2016, BDUs will be required to offer all services both on an à la carte basis and in small reasonably priced packages.

The impact of these changes on existing packages offered by BDUs, and in particular on the relatively high penetration packages in which DHX Television's services have typically been offered is not yet known. If DHX Television's services were moved into low penetration packages or only offered on an à la carte basis, and if DHX Television were not able to negotiate penetration based pricing to offset the decline in penetration, then this could have an adverse impact on DHX Media's revenue.

Applicable Licenses

The DHX Television Business operates under three broadcast licenses issued by the CRTC, which are required to operate the broadcasting undertakings in the DHX Television Business. The Category A license for Family Channel and Disney Junior (English-language) and the Category B license for Disney Junior (French-language) were issued for five years and expire in 2017. The Category B licence for Disney XD was issued for six years and expires in 2015.

All larger, licensed Canadian BDUs must carry channels that hold Category A licenses in the appropriate language market. A loss of a Category A license could have a material adverse effect on the subscriber count and ultimately the revenues of DHX attributable to its television broadcasting activities.

In addition, the CRTC licenses carry a number of mandated requirements, including minimum Canadian content expenditures, minimum Canadian content airtime, and maximum airtime devoted to certain suppliers, among other requirements. Changes to these terms, particularly with respect to Canadian programming exhibition and expenditures, may result in material changes to the content cost structure of the DHX Television Business. Moreover, in past years, previous owners of the DHX Television Business were able to allocate Canadian content expenditures across a number of different services by sharing these expenditures with its other broadcast assets in its CRTC-recognized broadcast group. DHX does not own additional broadcast assets with Canadian expenditure obligations and, therefore, cannot allocate programming expenditures on this basis.

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Concentration of Customers

The DHX Television Business is dependent on BDU, including cable, DTH, IPTV and multichannel multipoint distribution systems, for distribution of its television services. There could be a negative impact on revenues if distribution affiliation agreements with BDUs were not renewed on terms and conditions similar to those currently in effect. Affiliation agreements with BDUs have multi-year terms that expire at various points in time.

The majority of the DHX Television Business' subscriber base is reached through a small number of very significant customers, including Bell, Rogers, Shaw and Videotron. There is always a risk that the loss of an important relationship would have a significant impact on any particular business unit. To mitigate this risk, the DHX Television Business enters into long-term contracts with its customers.

Concurrently with the completion of the acquisition of the DHX Television Business DHX entered into the Bell Network Affiliation Agreement for the carriage of DHX Television Business services, with a term ending December 31, 2018.

Concentration of Suppliers

Nearly all of DHX Television's non-Canadian content is supplied from Disney. On April 15, 2015, DHX Media announced that its current output agreement with Disney would not be renewed, and that its Disney Junior (English), Disney Junior (French) and Disney XD would be rebranded under the Family Channel banner effective November 30, 2015. There is no assurance that DHX Media will be able to replace such content with suitable replacement programming from other studios or independent third party producers.

Regulated Environment and Rights of Shareholders

DHX’s television broadcasting operations are subject to Federal government regulation, including the Broadcasting Act (Canada) (the “Broadcasting Act”). The CRTC administers the Broadcasting Act and, among other things, grants, amends and renews broadcasting licenses, and approves certain changes in corporate ownership and control of broadcast licensees. The CRTC may also adopt and implement regulations and policies, and renders decisions thereunder, which can be found on the CRTC's web site at www.crtc.gc.ca. Certain decisions of the CRTC can also be varied, rescinded or referred back to the CRTC by Canada's Governor-in-Council either of its own volition or upon petition in writing by third parties filed within 90 days of a CRTC decision. The Government of Canada also has the power under the Broadcasting Act to issue directions of general application on broad policy matters with respect to the objectives of the broadcasting and regulatory policy in the Broadcasting Act, and to issue directions to the CRTC requiring it to report on matters within the CRTC's jurisdiction under the Broadcasting Act. Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on the DHX’s business, financial condition or operating results.

The CRTC requires Canadian television programming services to draw certain proportions of their programming from Canadian content and, in many cases, to spend a portion of their revenues on Canadian programming. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Media Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could increase the cost of acquiring Canadian programs required to be broadcasted and have a material adverse effect on DHX’s business, financial condition or operating results.

Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. For additional information concerning restrictions on ownership of shares and voting shares arising in connection with the application of the Broadcasting Act to DHX refer to DHX’s Management Information Circular dated September 3, 2014. DHX’s Common Shares are publicly traded, and as a result, although the Company monitors the level of non-Canadian ownership of Common Shares, there can be no assurance that the level of non-Canadian ownership of such shares will continue to be within the applicable limits. Any failure to comply with such limits could result in the loss of broadcast licenses for the DHX Television Business. DHX is currently in the process, subject to shareholder approval, of reorganizing its share capital structure in order to address this risk concerning Canadian ownership and control of broadcast undertakings. If approved by DHX’s shareholders, the planned share capital reorganization would, among other things, result in the creation of two new classes of shares, Common Voting Shares and Variable Voting Shares. Each outstanding Common Share of DHX which is not owned and controlled by a Canadian for the purposes of the Broadcasting Act would be converted into one Variable Voting Share and each outstanding Common Share which is owned and controlled by a Canadian for the purposes of the Broadcasting Act would be converted into one Common Voting Share. All of the unissued Common Shares would then be cancelled. Additional details concerning this matter can be found in DHX’s Management Information Circular dated September 3, 2014.

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DHX’s television operations rely upon licenses granted under the Copyright Act (Canada) (the “Copyright Act”) in order to make use of the music components of the programming distributed by these undertakings. Under these licenses DHX is required to pay royalties, established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act, to collecting societies that represent the copyright owners of such music components. The levels of the royalty payable by DHX are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act. Amendments to the Copyright Act could result in DHX being required to pay different levels of royalties for these licenses.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect DHX. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

Technological Change (Broadcasting)

With respect to DHX’s television broadcasting business, products issued from new or alternative technologies, may include, among other things: Transactional Video on Demand, Subscription Video on Demand, Personal Video Recorders, Mobile Television, Internet Protocol TV, and Internet television. Additionally, devices like smartphones and tablets are creating consumer demand for mobile/portable content. Also, there has been growth of Over-the-Top content delivery through the implementation of game systems and other consumer electronic devices (including TV sets themselves) that enable broadband delivery of content providing increased flexibility for consumers to view high quality audio/video in the "living room". These technologies may increase audience fragmentation, decrease the number of subscribers to the services, reduce the Company's television ratings and have an adverse effect on revenues.

Revenues

Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by the DHX Television Business to BDUs for carriage of the individual services. The extent to which the Company's subscriber bases will be maintained or grow is uncertain and is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services' offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

DHX’s television broadcast signals are subject to illegal interception and as a result, potential revenue loss. An increase in the number of illegal receivers in Canadian homes could adversely impact the Company's existing revenues and inhibit its capacity to grow its subscriber base.

Competition (Broadcasting)

The CRTC issues new licenses for a variety of services on a constant basis. Competitive licenses granted to other licensees increases the competition for viewers, listeners, programming and advertising dollars. The Commission has indicated that it intends to review its policy regarding genre protection for Category A services in the 2014-15 broadcast year, which could result in increased competition, particularly in relation to Family Channel.

In recent years, the previous owner of the DHX Television Business launched a number of digital television specialty services and new programming channels, and was able to limit the impact of competition by delivering strong programming and strengthening its brands. The DHX Television Business additionally faces the emergence of new indirect and unregulated competitors such as personal video recorders, mobile television, Internet Protocol TV, Internet television, satellite radio, cell phone radio, OTT content, tablets, smartphones, and mobile media players.

Quality programming is a key factor driving the success of DHX’s television services. Increasing competition for popular quality programming can cause prohibitive cost increases that may prevent DHX from renewing supply agreements for specific popular programs or contracts for on-air personalities.

Broadcast Licenses and Goodwill

As disclosed in the notes to the audited consolidated financial statements for the year ended June 30, 2015, the broadcast licenses and goodwill are not amortized but are tested for impairment annually, or more frequently if events or circumstances indicate that it is more likely than not that the broadcast licenses and / or goodwill value might be impaired. The fair value of broadcast licenses and goodwill is and will continue to be influenced by assumptions, based on prevailing general economic conditions, used to support the discounted future cash flows calculated by DHX to assess the fair value of its broadcast licenses and goodwill. During an economic downturn, there can be no assurance that DHX’s broadcast licenses and goodwill value would not be adversely affected following changes in such assumptions. DHX monitors the value of its broadcasts licenses and goodwill on an ongoing basis and any changes to their fair value would be recognized as a non-cash impairment charge on the consolidated statements of earnings.

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New Business

Television broadcasting is a new business for the Company. Although the Company expects to benefit from the experience that its management team has gained while working in the television industry, and the strong management team at DHX (including those managers that have transitioned to DHX in connection with the completion of the acquisition), the Company may be less successful in implementing its business strategy than a more seasoned broadcasting entity. As a result, DHX may experience significant fluctuations in its operating results and rate of growth, which may vary from those projected by management. In addition, the forward-looking statements contained in the Company’s MD&A about expected future operating results are subject to uncertainties that are due, in part, to DHX’s lack of an operating history. No assurance can be given that DHX will be successful in implementing its business strategy or that it will achieve expected future operating results which could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 28, 2015, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2015, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the Fiscal 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP as issued by the International Accounting Standards Board, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-GAAP financial measures, which are Adjusted EBITDA, Normalized Net Income, Gross Margin, and Adjusted Operating Activities.

“Adjusted EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), development expense, and impairment of certain investments in film and television programs, and also includes adjustments for other identified charges, as specified in the accompanying tables. Amortization includes amortization of property & equipment, expense of acquired libraries, and intangible assets. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is net income (loss).

“Adjusted Net Income” is a non-GAAP financial measure which adjusts net income (loss) for identified charges, net of tax effect. Adjusted Net Income is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted Net Income may not be comparable to similar measures presented by other issuers. Management believes Adjusted Net Income to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is net income (loss).

“Gross Margin” means revenue less direct production costs and expense of film and television programs produced and effective for Q2 2013 onward, less expense of the book value of the acquired libraries. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable GAAP measure is net income (loss).

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“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness, excluding specifically identified financing and investing activities, changes in restricted cash, and identified charges, net of tax, as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance. The most comparable GAAP measure is cash flows from operating activities.

Reconciliations of historical results to both Adjusted EBITDA and Adjusted Net Income are presented on the following pages.

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Reconciliation of Historical Results to Adjusted EBITDA

Adjusted EBITDA is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income, Adjusted EBITDA, and Gross Margin, based on the audited consolidated financial statements for the years ended June 30, 2015 and 2014 of the Company found on www.sedar.com and www.dhxmedia.com. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

	Q4-2015[1]	Q4-2014[1]	Fiscal 2015[1]	Fiscal 2014[1]
	($000)	($000)	($000)	($000)
Net income for the period	3,696	1,040	19,533	7,811
Provision for income taxes	(566)	1,330	5,737	4,125
Interest expense, net[2]	4,968	1,022	16,338	3,158
Amortization[3]	5,967	3,195	21,536	14,749
Share-based compensation expense	1,165	430	4,254	1,588
Finance expense (excluding interest), net[2]	4,229	(239)	(2,994)	(916)
Tangible benefit obligation expense[4]	—	—	14,215	—
Acquisition costs[5]	150	1,171	5,145	3,258
Write-down of certain investment in film and television	1,282	794	1,814	984
Development and other expense[6]	1,919	1,449	4,631	2,273
Adjusted EBITDA[1]	22,810	10,192	90,209	37,030
Selling, general and administrative, net of share-based compensation expense and other one-time adjustments	14,856	8,672	54,831	32,404
Gross Margin[1]	37,666	18,864	145,040	69,434

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details; certain of the 2014 comparatives have been reclassed to align with the 2015 definitions.

2Finance expense per the financial statements has been split between its interest and non-interest components.

3Amortization is made up of amortization of P&E and intangibles and the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These adjustments were as follows: for Q4 2015 $3.17 million and $2.80 million respectively (Q4 2014-$1.55 million and $1.65 million) and Fiscal 2015 $10.41 million and $11.13 million respectively (Fiscal 2014-$5.92 million and $8.83 million, respectively).

4See the "DHX Television Tangible Benefit Obligation" section of this MD&A for additional details.

5Adjustments for specifically identified acquisition costs related to the Ragdoll, Epitome, Echo Bridge, DHX Television, and Nerd Corps acquisitions of Q4 2015-$0.15 million (Q4 2014-$1.17 million) and Fiscal 2015-$5.15 million (Fiscal 2014-$3.26 million).

6Development and other expenses is comprised of development costs, lease termination costs, severance and integration, and costs related to the withdrawn equity offering. These adjustments were as follows: Q4 2015-development costs of $0.28 million, lease terminations costs of $nil, severance and integration costs of $1.14 million, and costs related to the withdrawn equity offering of $0.50 million (Q4 2014-$0.17 million, $0.29 million, $0.99 million, and $nil, respectively) (Fiscal 2015-$1.09 million, $1.05 million, $1.99 million, and $0.50 million, respectively) (Fiscal 2014-$0.23 million, $0.29 million, $1.75 million, and $nil respectively).

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Reconciliation of Historical Results to Adjusted Net Income

Adjusted Net Income is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP. Accordingly, Adjusted Net Income may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted Net Income should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator or the Company's performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income to adjusted net Income and on the Company's consolidated financial statements found on www.sedar.com and www.dhxmedia.com. For further description see "Use of Non-GAAP Financial Measures" elsewhere in the MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

	Q4 - 2015[1]	Q4 - 2014[1]	Fiscal 2015[1]	Fiscal 2014[1]	Fiscal 2013[1]
	$000	$000	$000	$000	$000
Net income for the period	3,696	1,040	19,533	7,811	1,860

Acquisition costs, net of estimated tax effect[2]	129	819	3,340	2,281	1,171
Tangible benefit obligation, net of estimated tax effect	—	—	10,448	—	—
Debt extinguishment charge, net of estimated tax effect (included in Finance expense)	—	—	2,817	—	—
Severance costs, lease termination and other, net of estimated tax effect (included in Development expenses and other)[2]	821	690	1,906	1,226	5,619
Proposed equity offering costs, net of estimated tax effect (included in Development expenses and other)	360		360

Adjusted net income[1]	5,006	2,551	38,404	11,318	8,650

1See "Use of Non-GAAP Financial Measures" section of this MD&A for further details.

2Certain of the 2014 and 2013 comparative figures have been reclassified to align with the 2015 definitions.

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DHX MEDIA LTD.

Fiscal 2015

Supplemental Information

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I. Summary of securities issued and options and warrants granted during the Fiscal 2015 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a.	Summary of securities issued

		Value
	Number of Common Shares	$
Balance at June 30, 2014	119,775,905	207,227

Shares issued as part of employee share purchase plan	19,981	173
Shares issued for the acquisition of Nerd Corps	2,693,748	26,075
Dividends reinvested	13,928	123
Issued for cash consideration, net of costs, net of tax		(136)
Options exercised	1,478,750	3,295

Balance at June 30, 2015	123,982,312	236,757

b.	Summary of options and warrants

		Weighted-average
Options	Number of Options	exercise price

Balance at June 30, 2014	4,787,500	$2.14
Options granted to employees	2,570,000	$7.91
Options exercised	(1,478,750)	$1.56
Options forfeited	(75,000)	$8.61
Options granted to directors	550,000	$8.64

Balance at June 30, 2015	6,353,750	$5.10

c.	Summary of securities as at the end of the reporting period

1.	Authorized share capital

100,000,000 Preferred Variable Voting Shares ("PVVS"), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

2.	Shares outstanding and recorded value

123,982,312 common shares at a recorded value of 236,757, comprised of 83,882,439 common voting shares and 40,099,873 variable voting shares and nil non-voting shares;

100,000,000 preferred variable voting shares at a recorded value of $nil.

i.	Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement.  The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

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ii.	Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were canceled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B, respectively.

3.	Description of options

See note 12(d) of the audited consolidated financial statements for the year ended June 30, 2015.

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II.  Directors and officers as at June 30, 2015

Directors
Elizabeth Beale (2)	Director
David Colville (2) (3)	Director
Sir Graham Day (1) (2) (3) (4)	Lead Director of DHX, Chair of the Corporate Governance and Nominations Committee
Michael Donovan (1)	Executive Chairman, Director
Dana Landry	CEO, Director
Michael Hirsh	Vice Chairman, Director
Geoffrey Machum, QC (4)	Director
Robert Sobey (3)	Director, Chair of the Human Resources and Compensation Committee
Catherine Tait	Director
Donald Wright (2) (3) (4)	Director, Chair of the Audit Committee

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources and Compensation Committee
(4)	Member of the Corporate Governance and Nominations Committee

Officers
Michael Donovan	Executive Chairman
Dana Landry	CEO
Keith Abriel	CFO
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Corporate Development

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